Exhibit 99.1

Date: February 9, 2023	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities, New York Stock Exchange

Subject: ERO COPPER CORP.

Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	March 06, 2023
Record Date for Voting (if applicable) :	March 06, 2023
Beneficial Ownership Determination Date :	March 06, 2023
Meeting Date :	April 26, 2023
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	296006109	CA2960061091

Sincerely,

Computershare
Agent for ERO COPPER CORP.